EXHIBIT 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Michael R. Suldo, has authorized and designated Joseph Baj to execute and file on the undersigned’s behalf the Form 4 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange as a result of the undersigned’s ownership of or transactions in securities of Bristow Group Inc. The authority of Michael R. Suldo under this Statement shall continue until the undersigned is no longer required to file Form 4 with regard to his ownership of or transactions in securities in Bristow Group Inc, unless earlier revoked in writing. The undersigned acknowledges that Joseph Baj is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: March 23, 2007

/s/ Michael R. Suldo Michael R. Suldo